CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.1

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

June 28, 2022

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549
Attention: Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Draft Registration Statement on Form S-1 Submitted October 15, 2021 CIK No. 0001878313

Dear Ms. Nimitz:

On behalf of MAIA Biotechnology, Inc. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2021 (the “Original Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, CIK No. 0001878313 (the “Registration Statement”) previously submitted to the Commission on October 15, 2021, we submit this supplemental letter to further address comment 14 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.2

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted October 15, 2021

Critical Accounting Policies and Significant Judgments and Estimates Fair value of common stock and Stock-based compensation, page 69

1.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[***] to $[***] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[***] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, current market conditions and input received from ThinkEquity LLC (the “Lead Underwriters”), including discussions that took place on June 24, 2022 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, and recent market conditions. Prior to June 24, 2022, the Lead Underwriters had not provided the Company with a specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.3

included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

As there has been no public market for the Company’s stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (“Board”) as of the date of each option grant, with input from management, considering the Company’s valuations obtained from independent third-party valuation specialists as well as the Board’s assessment of other objective and subjective matters which may have changed from the date of the third-party valuation through the date of the grant.

The Company advises the Staff that its practice has been to obtain third-party valuations of its common stock periodically as circumstances warrant which may or may not have coincided with the date in which option grants were made to employees. In addition, considering recent expectations about conducting an initial public offering (“IPO”) of its common stock, the Company obtained a retrospective third-party valuation of its common stock to further support its estimate of fair value of common stock. The dates and values ascribed to the Company’s stock supported by independent third-party valuation experts are highlighted below throughout the discussion of the “Chronological Evolution of the Company” and summarized in tabular format below.

Chronological Evolution of the Company:

The Company licensed and commenced development of its THIO asset in 2018. Funding for the development was initially obtained from the sale of the Company’s common stock on September 1, 2018, to unrelated third-party investors at a price of $1.80 per share raising aggregate proceeds of $1 million and a sale of common stock to unrelated third-party investors in November 2019, at a price of $1.80 per share raising aggregate proceeds of approximately $1.9 million.

During 2020, the Company raised additional funding through the issuance of convertible notes. From May 2020 through December 31, 2020, the Company raised an aggregate of approximately $610,000 in varying increments throughout the period. The convertible notes were due two-years after their date of issuance, and carried a stated interest rate of 6% per annum, with a conversion feature that provided such notes would converted upon the next qualified round of financing at a discount of 25% to the price paid.  The burden of accumulating any unpaid interest on the Company’s liquidity persisted until the Company completed its sale of common stock commencing in July 2021, at which time the conversion feature was triggered, and all the convertible notes and accrued interest converted into common stock (see discussion below).

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.4

Independent third-party valuation obtained on June 30, 2020, reflecting a price of $1.78 per share

Preclinical development continued through May 2021, although very little progress towards its product candidates was achieved primarily due to the inability to raise capital to fund the developmental activities at the pace contemplated in its business plan. As of May 2021, the Company had not applied for or received approval from any regulatory authority, including the U.S. Federal Drug Administration (“FDA”). Consequently, the Company was unable to commence clinical trials for any of its product candidates or to begin dosing in humans.

By December 31, 2020, the Company had burned through substantially all its available cash resulting in a net working capital deficiency of approximately $947,000. At the end of December, the Company had cash on hand of approximately $663,000 and total liabilities including long term debt totaling $2.362 million. Limited cash availability coupled with a significant capital deficiency necessitated the Company to defer compensation payments to its employees of approximately $660,000 further hampering progress with its clinical programs and ultimately delaying the prospects for commercialization of its THIO product.

In 2021, the Company began initial stages of exploring the use of THIO as a companion drug to Libtayo. In February 2021, the Company reached an agreement with Regeneron Pharmaceuticals, Inc. ("Regeneron") to perform one clinical trial for the treatment of patients with Non-Small Cell Lung Cancer (NSCLC) involving a Regeneron drug candidate that utilizes one of the Company's compounds/agents.

Because no preliminary safety studies or clinical activities had occurred on the interaction of THIO and Libtayo, the Company was unable to persuade potential investors to fund further development of THIO as evidenced by the Company’s failure to generate interest in the purchase of its equity securities.

Independent third-party valuation obtained as of February 28, 2021, reflecting a price of $1.83 per share

The investment banker of record in March and April 2021, advised the Company and the Board that offering the sale of Series A preferred stock at a price of $5.00 per share would likely attract the interest of potential investors. In addition, during the same period, the Company engaged an investor relations expert tasked with approaching leading investment banking firms about the Company’s prospects. Although both parties were initially optimistic about the Company’s prospects for raising additional capital, no meetings were held, and no offers were received. Management and the Board attributed the lack of interest due to insufficient progress made toward the commercialization of drug candidates. Other opportunities to raise liquidity were uncertain.

During this time, the Company settled its deferred compensation obligations with its employees by issuing stock options in lieu of cash payments.

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.5

Notwithstanding deliberations concerning a preferred stock offering, the Company continued to sell convertible notes on an ad-hoc basis with two-year terms, a stated interest rate of 6% per annum and convertible upon the next qualified round of financing at a discount of 25% to the price paid, primarily to existing note holders. Because of the mounting levels of debt, uncertainty as to whether existing convertible note holders would continue to infuse additional liquidity, and lack of new investor interest at acceptable levels, the Company was uncertain as to whether liquidity at levels necessary to sustain its product development activities would materialize and it would be able meet its operating obligations in the normal course of business (e.g., deferred compensation obligations) including the payment of interest accumulating on its outstanding convertible notes. These factors, among other things, raised substantial doubt about the Company’s ability to continue as a going concern.

At the end of March 2021, the Company had cash on hand of approximately $2.8 million and total liabilities of approximately $5 million, including convertible debt, totaling $3.0 million. The Company made the decision to temper the pace of development of its product to conserve and build on hand cash balances because significant concerns remained about whether the Company would ever achieve a level of liquidity sufficient to undertake a phase 1 and phase 2 trial, the next step of its clinical development.

On April 23, 2021, the Company reached an agreement to hire a new Chief Medical Officer, Mihail Obrocea, who officially joined the Company on July 26, 2021. The addition of Mr. Obrocea on a full-time basis (he had previously worked with the Company as a consultant) fulfilled an important missing component in the leadership hierarchy and added instant credibility to the Company’s vision and commitment to advancing its clinical programs and commercialization of the drug.

Independent third-party retrospective valuation obtained as of April 30, 2021, reflecting a price of $1.83 per share

During May through June 2021, the Company continued to raise capital through the issuance of convertible notes on substantially similar terms as those previously issued which totaled approximately $3.1 million and included a convertible note with some new and recurring U.S.- and European-based investors.

During May 2021, the Company’s first new prominent institutional investor in the emerging biotechnology industry, made a public announcement attesting to the prospects of the Company’s product:

“As experienced investors in successful immuno-oncology companies, we have been deeply impressed with the THIO pre-clinical results in multiple difficult-to-treat tumor types. The data from sequential administration of THIO followed by Libtayo raise the prospect of a groundbreaking advancement in cancer treatment,” commented Alex Monsef, Managing Director from Checkmate Capital Group. “We see the THIO program as having the potential to transform the immuno-oncology landscape. We are thrilled to invest in this exciting technology platform led by a world class oncology team at MAIA.”

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.6

The convertible note financing was the catalyst for the Company to make further operational improvements over the June 2021 to October 2021 period including progress with its clinical programs, as follows:

•	an engagement letter was signed with a lead underwriter to begin the exploration of an initial public offering of the Company’s common stock (initial discussions commenced in May 2021);
•

SEC counsel and an Independent Registered Public Accounting Firm was hired to begin the process of auditing the Company’s historical financial statements as part of a newly developed IPO readiness plan;

•

manufactured reference standard for analytical testing from July 2021 through August 2021 and manufactured and released kilogram quantities of THIO drug substance under Good Manufacturing Practice from July 2021 through September 2021;

•	advancements in the clinical development and operations, drug substance development and drug product development occurred as follows:
o	THIO-101 – Protocol was finalized in September 2021.
o	THIO-101 – Investigator’s Brochure was finalized in October 2021.
o	THIO-101 – Regeneron THIO-101 Protocol Review Committee Meeting Sign Off occurred on October 1, 2021;
•

a letter of intent with Cromos Pharma was entered into for a clinical study: A Multicenter, Open-Label, Phase 2 Study Evaluating the Safety and Efficacy of THIO Sequenced with Cemiplimab (LIBTAYO®) in Subjects with Advanced NSCLC Tumors (the “Study”). The execution of the agreement with Cromos was the first step of significance in the Company initiating a Phase 2 study which served to advance THIO further toward the goal of approval and commercialization. This also marked the first steps in the only clinical trial the Company has initiated since licensing THIO in 2018. Cromos Pharma agreed to initiate work on the start-up phase;

•

a Trial Master Agreement between the Company and Nova-Clin CRO was entered into to manage THIO-101 study sites in Romania and Bulgaria from June 2020 to/through August 2021.  A Trial Master Agreement between the Company and Avance CRO was entered into to manage THIO-101 study sites in Australia. The signing of these agreements with the CROs marked an important milestone in the advancement of the Company’s clinical programs; and

•	the Company and Regeneron participated in a THIO-101 Protocol Review Committee Meeting.

These accomplishments enabled the Company to complete a further sale of its common stock to unrelated third-party investors beginning in July 2021, through October 2021, for 772,563 shares of common stock at a price of $8 per share resulting in aggregate proceeds of approximately $6.2 million. This sale of common stock represented a qualified financing under the convertible note

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.7

agreements and as a result, all outstanding principal from the convertible notes issued in 2020 and 2021, converted to common stock. In addition, the accrued interest related to these notes, which the Company was previously unable to satisfy with cash, also converted to common stock. The conversion of these obligations dramatically improved the capital structure of the Company.

Sale of common stock to unrelated third-party investors at $8 per share from July 15, 2021, through October 15, 2021, established the fair value of the Company’s common stock

In addition to the chronological events as noted above, the Company performed valuations as of November 30, 2021 and December 31, 2021 to further support the fair value of the Company’s stock.

Independent third-party valuation obtained as of November 30, 2021 and December 31 2021, reflecting a price of $8.69 per share and $8.87 per share, respectively

In the first quarter of 2022, the Company made further progress in its clinical programs, which included the approval of THIO by the Bellberry Human Research Ethics Committee (HREC) in Australia to initiate the THIO-101 Phase 2 clinical study. Additionally, the Company completed its selection process for the clinical sites for its Phase 2 study in Australia and Europe and its application to start the Phase 2 study in Australia was approved. The Company also submitted a similar application in May 2022, to conduct the same Phase 2 study in Europe.

The events above resulted in the Company being able to complete sales of its common stock to unrelated third-party investors beginning in January 2022, through February 2022, of 263,729 shares of common stock at a price of $9 per share resulting in aggregate proceeds of approximately $2.4 million. On May 19, 2022 the company completed an additional sale of 11,111 shares of its common stock to a current investor at the price of $9 a share resulting in aggregate proceeds of approximately $100,000.

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.8

Sale of common stock to unrelated third-party investors at $9 per share from January 27, 2022, through May 19, 2022, established the fair value of the Company’s common stock

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2021, and June 6, 2022, the per share exercise price of the options, and the fair value of the common stock used in the determination of the fair value the options on each date of grant:

Grant Date	Type of Award	Number of Common Shares	Weighted Average Exercise Price of Award Per Share	Valuation Approach	Fair Value of Common Stock per Share on Grant Date(1)
Jan 1, 2021 to February 28, 2021	Stock options	128,206	$1.80	Third Party Appraisal	$1.80
March 1, 2021 to May 31, 2021	Stock options	1,383,682	$1.83	Third Party Appraisal	$1.83
June 1, 2021 to July 12, 2021	Stock options	358,705	$1.83	Third Party Sale	$8.00
July 13, 2021 to October 31, 2021	Stock options	185,100	$8.00	Third Party Sale	$8.00
November 15, 2021 to November 30, 2021	Stock options	155,079	$10.00	Third Party Appraisal	$8.69
March 18, 2022 through June 6, 2022	Stock options	173,726	$9.00	Third Party Sale	$9.00
(1)	price used in determining the amount of compensation expense.

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.9

of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”) and were prepared using the income and market approach. For the income approach, a discounted cash flow method was applied to free cash flow for the Company. The market approach utilized the Guideline Public Company (“GPC”) Method and considered the Guideline Merged and Acquired Company Method. For the GPC Method, ten guideline public companies were identified and considered in the analysis. The GPC Method determined value based on a multiple of Total Invested Capital using identified non-revenue generating comparable companies. Additionally, based on identified guideline public companies, a Market Value of Invested Capital to Revenue multiple was applied to develop the terminal value for the discounted cash flow method. Using the total equity value determined using the income and market approaches, an option-pricing method (“OPM”) was used as an allocation method to determine the fair value of common stock. The OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and convertible notes as call options on the enterprise’s equity value, with exercise prices based on the conversion of the convertible notes. Additionally, a discount for lack of marketability (“DLOM”) was determined based on consideration of multiple discount studies and quantitative methodologies and was applied to the value of the common stock determined from the OPM.

Third-party valuations were performed during November 2021 and December 2021, in which the fair value of the Company’s common stock was determined using a hybrid method of the OPM and the Probability-Weighted Expected Return Method ("PWERM”). PWERM considers various potential liquidity outcomes. The approach included the use of an initial public offering scenario, a scenario assuming continued operation as a private entity, and a dissolution scenario. Under the hybrid OPM and PWERM, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

June 30, 2020, February 28, 2021, April 30, 2021, November 30, 2021, and December 31, 2021 Valuations:

The value of the Company’s common stock at each of the respective measurement dates was based on the results of the independent third-party valuation reports (as available) determined using the income and market approaches described above. Use of the income and market approach to estimate the fair value of the Company’s common stock was consistently applied in each of the third-party valuations obtained.

The value of the Company’s common stock for purposes of estimating the fair value of stock options and restricted stock granted to its employees, non-employees, and to members of the board of directors has been determined by the Board taking into consideration the Company’s stage of development and programs, prospects for commercialization, likelihood for liquidity events and overall financial position as of the respective dates as discussed in the Chronological Evolution of the Company above.

CONFIDENTIAL TREATMENT REQUESTED BY MAIA BIOTECHNOLOGY, INC.

MAIA BIOTECHNOLOGY, INC. CORR.14.10

The Board determined that the value of the Company’s common stock on the date of option grant was approximately equal to the value estimated by the Company’s then most recent independent third-party appraisal except for: (i) grants issued during the period from June 3, 2021, through July 12, 2021, in which case the Board concluded that the fair value of the Company’s common stock was $8.00 per share due to the business improvement occurrences and in proximity to third-party financings, and (ii) grants issued during March 2022 and April 2022, in which case the Board concluded that the fair value of the Company’s common stock was $9.00 per share due to the proximity to the sales of common stock to third party investors during January and February 2022.

In conclusion, the Company respectfully submits that it believes the historical valuations of its common stock are appropriate considering all relevant information known or knowable at the time of estimation. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the Original Comment Letter.  If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Janeane Ferrari, at 212-407-4209, jferrari@loeb.com. Thank you for your time and attention to this filing.

MAIA BIOTECHNOLOGY, INC.

/s/Vlad Vitoc
Name: Vlad Vitoc
Title: Chief Executive Officer

cc:Janeane Ferrari, Esq.